 EXHIBIT 2.3

AMENDMENT NO. 1

TO

AMENDED AND RESTATED OPERATING AGREEMENT

OF

IRON BRIDGE MORTGAGE FUND, LLC

This Amendment No. 1 to Amended and Restated Operating Agreement (“Amendment”) is executed by Iron Bridge Management Group, LLC (“Manager”) effective the 1st day of March, 2013.

Whereas, effective February 1, 2013, the Company and its Members entered into that certain Amended and Restated Operating Agreement (“Agreement”).

Whereas, pursuant to Section 14.2 of the Agreement, the Manager has the authority, without the vote of the Members, to amend the Agreement, to supplement any provisions contained in the Agreement which may be incomplete.

Whereas, the Manager wishes to supplement the Agreement through this Amendment.

Now, therefore, the following Amendment to the Agreement is hereby adopted:

AMENDMENT

1.	Amendment. Section 10.2 of the Agreement is amended by adding paragraph (c), which shall read as follows:

(c) Notwithstanding anything to the contrary herein, the Manager, in its sole discretion, may return a portion of the Member’s Interest if a Member who also participates in the Company’s [note program] (“Note Program”) withdraws some or all of the Member’s investment in the Note Program. In such case, the Manager may return some or all of the Member’s Interest so as to ensure that the Member’s Interest shall constitute not more than 33% of the Member’s total investment in the Company and in the Note Program.

Date effective the date first set forth above,

IRON BRIDGE MANAGEMENT GROUP, LLC

By: /s/ Gerard Stascausky

Name: Gerard Stascausky

Title: Member/Manager